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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ICAGEN, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
45104P104
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	45104P104	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Venrock Associates

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	I.R.S. #13-6300995

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York, United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,725,956[2]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,725,956[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,725,956[2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.7%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
1 Venrock Associates and Venrock Associates II, L.P. are members of a group for purposes of this Schedule 13G.
2 Consists of 704,855 shares of common stock and 23,195 shares of common stock issuable upon exercise of options exercisable within 60 days of December 31, 2006, owned by Venrock Associates, and (ii) 965,996 shares of common stock and 31,910 shares of common stock issuable upon exercise of options exercisable within 60 days of December 31, 2006 owned by Venrock Associates II, L.P.
3 This percentage is calculated based upon 22,312,266 shares of the Issuer's common stock outstanding as of October 31, 2006, as set forth in the Issuer's most recent Form 10-Q for the quarter ended September 30, 2006, filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No.	45104P104	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Venrock Associates II, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	I.R.S. #13-3844754

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York, United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,725,956[2]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,725,956[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,725,956[2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.7%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
1 Venrock Associates and Venrock Associates II, L.P. are members of a group for purposes of this Schedule 13G.
2 Consists of 704,855 shares of common stock and 23,195 shares of common stock issuable upon exercise of options exercisable within 60 days of December 31, 2006, owned by Venrock Associates, and (ii) 965,996 shares of common stock and 31,910 shares of common stock issuable upon exercise of options exercisable within 60 days of December 31, 2006 owned by Venrock Associates II, L.P.
3 This percentage is calculated based upon 22,312,266 shares of the Issuer's common stock outstanding as of October 31, 2006, as set forth in the Issuer's most recent Form 10-Q for the quarter ended September 30, 2006, filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No.	45104P104	Page	4	of	8
Introductory Note: This Statement on Schedule 13G is filed on behalf of Venrock Associates, a limited partnership organized under the laws of the State of New York (“Venrock”), and Venrock Associates II, L.P., a limited partnership organized under the laws of the State of New York (“Venrock II” and collectively with Venrock the “Venrock Entities”) in respect of shares of common stock of Icagen, Inc.
Item 1(a)	Name of Issuer:

Icagen, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

4222 Emperor Boulevard Durham, NC 27703

Item 2(a)	Name of Person Filing:

Venrock Associates Venrock Associates II, L.P.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

New York Office:	Menlo Park Office:	Cambridge Office:

30 Rockefeller Plaza	2494 Sand Hill Road	55 Cambridge Parkway
Suite 5508	Suite 200	Suite 100
New York, NY 10112	Menlo Park, CA 94025	Cambridge, MA 02142
Item 2(c)	Citizenship:

Each of Venrock and Venrock II are limited partnerships organized in the State of New York.
Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number

45104P104

Item 3	Not applicable.

Item 4	Ownership

(a) and (b)
     Venrock beneficially owns 728,050 shares of common stock, or 3.3% or the outstanding shares of common stock. Venrock II beneficially owns 997,906 shares of common stock, or 4.5% or the outstanding shares of common stock.

CUSIP No.	45104P104	Page	5	of	8
     (c)
     Each of the Venrock Entities has sole power to vote or to direct the vote of no shares of common stock, sole power to dispose or to direct the disposition of no shares of the common stock, shared power to vote or to direct the vote of 1,725,956 shares of the common stock and shared power to dispose or to direct the disposition of 1,725,956 shares of the common stock.
Item 5	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:
This Schedule is being filed pursuant to Rule 13d-1(d). The identities of each of the Venrock Entities are stated in Item 2(a).

Item 9	Notice of Dissolution of Group:

Not applicable.

CUSIP No.	45104P104	Page	6	of	8
Item 10	Certification

Not applicable.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2007	VENROCK ASSOCIATES

	By:	/s/ Linda H. Hanauer
	Name:	Linda H. Hanauer
	Title:	Authorized Signatory or Member

Dated: February 14, 2007	VENROCK ASSOCIATES II, L.P.

	By:	/s/ Linda H. Hanauer
	Name:	Linda H. Hanauer
	Title:	Authorized Signatory or Member

CUSIP No.	45104P104	Page	7	of	8
EXHIBIT INDEX
Exhibit No.
99.1 Agreement pursuant to Rule13d-1(k)(1) among Venrock Associates and Venrock Associates II, L.P.